--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,      June                                          2007
                       -------------------------------------------- -----------
Commission File Number 001-14620
                       -------------------------------------------- -----------

                      Crystallex International Corporation
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

        18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

                   Form 20-F             Form 40-F  X
                              ----------            -----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                     No  X
                        ----------------      -------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


-------------------------------------------------------------------------------

                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document

   1               Management Information Circular
   2               Notice of Annual and Special Meeting of Shareholders
   3               Form of Proxy
   4               Confirmation of Mailing
   5               Supplemental Mailing List Card

This Report on Form 6-K is incorporated by reference into all of the Registrant's outstanding registration statements on Form F-2, F-3, F-10 and S-8 that have been filed with the Securities and Exchange Commission.

                                                                     DOCUMENT 1

                          [CRYSTALLEX GRAPHIC OMITTED]













                        MANAGEMENT INFORMATION CIRCULAR

                                 May 23, 2007

                     CRYSTALLEX INTERNATIONAL CORPORATION
           Suite 1210, 18 King Street East, Toronto, Ontario M5C 1C4
                           Telephone: (416) 203-2448

                        MANAGEMENT INFORMATION CIRCULAR

                               TABLE OF CONTENTS

VOTING INFORMATION.............................................................1
         Solicitation of Proxies...............................................1
         Completion and Voting of Proxies......................................1
         Revocation of Proxies.................................................1
         Voting Shares and Principal Shareholders..............................2
         Currency..............................................................2

BUSINESS OF THE MEETING........................................................2
         Receipt of Financial Statements.......................................2
         Appointment of Auditors...............................................2
         Election of Directors.................................................3
         Amendments to Incentive Share Option Plan.............................4

EXECUTIVE AND DIRECTOR COMPENSATION............................................9
         Compensation of Officers..............................................9
         Options Granted......................................................10
         Options Exercised....................................................10
         Employment Contracts.................................................11
         Composition of the Nominating and Compensation Committee.............13
         Report on Executive Compensation.....................................13
         Performance Graph....................................................14
         Compensation of Directors............................................14
         Directors and Officers Insurance.....................................15

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS..............................15

EQUITY COMPENSATION PLANS.....................................................15
         Incentive Share Option Plan..........................................16
         SOP Activity.........................................................17
         Directors' Remuneration Plan.........................................18
         Directors' Remuneration Plan Activity................................18
         Summary Information..................................................18

CORPORATE GOVERNANCE..........................................................19

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS.........................19

AUDIT COMMITTEE INFORMATION...................................................19

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON.......................19

MANAGEMENT CONTRACTS..........................................................19

OTHER MATTERS.................................................................20
         Shareholder Proposals................................................20
         Glossary.............................................................20
         Additional Information...............................................20

BOARD APPROVAL................................................................20

Schedule A  CORPORATE GOVERNANCE DISCLOSURE

Schedule B  CHARTER OF THE BOARD OF DIRECTORS

Schedule C  COMPARISON TO CANADIAN CORPORATE GOVERNANCE REQUIREMENTS

Schedule D  NOTICE OF CHANGE OF AUDITOR

Schedule E  AUDITOR LETTER

Schedule F  INCENTIVE SHARE OPTION PLAN

                               VOTING INFORMATION

Solicitation of Proxies

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by management of Crystallex International Corporation (the "Corporation") for use at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the Notice of Meeting accompanying this Circular. The solicitation of proxies will be primarily by mail, but proxies may also be solicited by telephone, in writing or in person by the directors, officers and employees of the Corporation or by agents appointed by the Corporation. The cost of the solicitation of proxies will be borne by the Corporation.

Completion and Voting of Proxies

Unless a poll is requested or required, voting at the Meeting will be by a show of hands with each shareholder having one vote. If a poll is requested or required, shareholders will have one vote for each common share of the Corporation held by them. Unless otherwise indicated, a simple majority of the votes cast is required to approve a resolution at the Meeting.

The persons named in the accompanying form of proxy are officers of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder) other than the persons named in the accompanying form of proxy as the proxy of the shareholder to attend and act for and on behalf of the shareholder at the Meeting. To exercise this right, the shareholder must strike out the names of the persons named in the accompanying form of proxy and insert the name of the other person in the blank space provided or complete another appropriate form of proxy.

A shareholder may direct the manner in which the persons named in the accompanying form of proxy are to vote by checking the appropriate space on the form of proxy. On any poll, the persons named will vote or withhold from voting the shareholder's shares in accordance with the directions given. If no direction is given for a particular matter, the persons named will vote the shareholder's shares "For" that matter.

Unless discretionary authority is denied, the accompanying form of proxy, when properly signed, confers discretionary authority with respect to amendments to the matters identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting or any adjournment thereof. At the date of this Circular, management of the Corporation is not aware that any such amendments or other matters may properly come before the Meeting. If, however, any such amendments or other matters properly come before the Meeting, unless discretionary authority is denied in the form of proxy, the persons named in the accompanying form of proxy will vote on such amendments or other matters in accordance with their best judgment.

The accompanying form of proxy must be dated and signed by the shareholder or by his or her attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer or attorney of the corporation.

To be effective, a proxy must be deposited with CIBC Mellon Trust
Proxy Department by mail using the return envelope accompanying the notice of Meeting to CIBC Mellon Trust at P.O. Box 721, Agincourt, Ontario, M1S 0A1, by hand delivery to CIBC Mellon Trust at 320 Bay Street, Banking Hall Level, Toronto, Ontario M5H 4A6, or by facsimile to 416-368-2502 at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof or be deposited with the chairman of the Meeting on the day of the Meeting or any adjournment thereof before the commencement of the Meeting or any adjournment thereof.

Revocation of Proxies

A shareholder may revoke a proxy by delivering a written revocation to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or by depositing a written revocation with the chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law. The revocation must be dated and signed by the shareholder or by his or her duly authorized attorney. In the case of a corporation, the revocation must be dated and signed by a duly authorized officer or attorney of the corporation. The revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by the revoked proxy.

Voting Shares and Principal Shareholders


The Corporation is authorized to issue an unlimited number of common shares ("Common Shares"), an unlimited number of Class A Preference shares and an unlimited number of Class B Preference shares. As at May 22, 2007, there were 261,298,906 Common Shares, no Class A Preference shares and no Class B Preference shares issued and outstanding. Each issued and outstanding Common Share carries the right to one vote.

Each shareholder of record at the close of business on May 22, 2007 will be entitled to one vote for each Common Share held on each matter coming before the Meeting.

To the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or controls or directs voting securities of the Corporation carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation.

Currency

Unless otherwise indicated, all dollar amounts referred to in this Circular are in Canadian dollars.

BUSINESS OF THE MEETING

Receipt of Financial Statements

The audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2006 and accompanying auditors' report thereon will be presented at the Meeting. Receipt of the audited consolidated financial statements of the Corporation together with the auditors' report thereon at the Meeting will not constitute approval or disapproval of any matters referred to therein.

Appointment of Auditors

At the Meeting, the management of the Corporation proposes to nominate PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the board of directors of the Corporation (the "Board"). Deloitte & Touche LLP acted as the Corporation's auditors since April 1, 2003. Deloitte & Touche LLP declined to stand for re-election for the office of auditor of the Corporation, which decision was considered and accepted on behalf of the Corporation by the Board.

The decision to nominate PricewaterhouseCoopers LLP, Suite 3000, Box 82, Royal Trust Tower, Toronto Dominion Centre, Toronto, Ontario M5K 1G8, as auditors for the fiscal year ending December 31, 2007 was made by management based on the recommendation of the Audit Committee of the Board. There was no disagreement between management and the former auditors of the Corporation who have provided their usual audit report in connection with the financial statements of the Corporation for the year ended December 31, 2006. Management wishes to express its total satisfaction with, and appreciation of, the auditing services provided to the Corporation and its shareholders by Deloitte & Touche LLP. Shareholders are asked to refer to the copy of the Notice of Change of Auditor of the Corporation dated April 10, 2007 attached hereto as Schedule "D" and responding letter from Deloitte & Touche LLP dated April 13, 2007 attached hereto as Schedule "E".

Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote "For" the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation for the year ending December 31, 2007, and to authorize the Board to fix the auditors' terms of engagement and remuneration.

Election of Directors

The articles of the Corporation provide that the Corporation shall have a minimum of one director and a maximum of 10 directors. The articles also provide that the actual number of directors within the specified minimum and maximum may be determined from time to time by resolution of the directors. The Board has fixed the number of directors of the Corporation, within the specified minimum and maximum, at eight. The term of office of each of the current directors expires on the election of directors at the Meeting.

Management of the Corporation intends to nominate the individuals named below for election as directors of the Corporation. Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote "For" the election of the proposed nominees. The Corporation has not received notice, and management of the Corporation is not aware, of any other nominees for election as directors of the Corporation.

Management does not expect that any of the nominees will be unable to serve as director but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy will vote for another nominee of management if presented, or to reduce the number of directors accordingly, in their discretion, unless discretionary authority is denied in the form of proxy.

The table below sets out the following information for each proposed nominee: (a) his name and province or state and country of residence; (b) the period during which he has served as a director; (c) the Board committees of which he is a member; (d) his principal occupation during the past 5 years;
(e) his position with the Corporation; and (f) the number of Common Shares beneficially owned, directly or indirectly, or controlled or directed by him.



                                                                                               Number of Common Shares
                                                                                               Beneficially Owned, Directly or
Name, Residence and              Principal Occupation                                          Indirectly, or Controlled or
Position with Corporation(1)     During the Past 5 Years (1)            Director Since         Directed(1)
---------------------------      ----------------------------------     ---------------------  -------------------------------
Robert A. Fung(3)(6)             Employee                               December 3, 1996                19,500
Ontario, Canada                  Orion Securities Inc.
Chair of the Board
and Director

Gordon M. Thompson(3)(6)         Senior Vice-President,                 February 1, 2007                 2,000
Ontario, Canada                  Corporate Development
President and                    Sentry Select Capital Corp.
Chief Executive Officer
and Director

Michael J. H. Brown(3)(4)(5)(6)  Principal,                             October 10, 2002                79,205
Ontario, Canada                  Capital Markets Advisory
Director                         Division, Acer Resource Financial
                                 Management Inc.

C. William Longden(2) (6)        Vice Chairman,                         July 25, 2000                   91,773
Ontario, Canada                  Marshall, Macklin, Monaghan
Director                         Limited

Harry J. Near (2)                President,                             May 5, 1997                    147,113
Ontario, Canada                  Near Consultants & Associates;
Director                         Principal, The Earnscliffe
                                 Strategy Group

Marc J. Oppenheimer(3)(6)        President                              February 20, 1995              810,958
New Jersey, United States        Octagon Assoc. Inc.
of America
Director




                                                                                               Number of Common Shares
                                                                                               Beneficially Owned, Directly or
Name, Residence and              Principal Occupation                                          Indirectly, or Controlled or
Position with Corporation(1)     During the Past 5 Years (1)            Director Since         Directed(1)
---------------------------      ----------------------------------     ---------------------  -------------------------------
Johan C. van't Hof(2)(3)(5)      President,                             March 12, 2004                   4,544
Ontario, Canada                  Tonbridge Corporation
Director

Armando F. Zullo (4)(5)          President,                             December 3, 1996                70,761
British Columbia, Canada         A.F. Zullo & Company Ltd.
Director


---------------
Notes:

(1) Information on the province or state and country of residence, the principal occupation and the number of Common Shares beneficially owned, directly or indirectly, or controlled or directed by each proposed nominee is not within the knowledge of management of the Corporation and has been furnished by the proposed nominee. The number of Common Shares beneficially owned, directly or indirectly, or controlled or directed by each proposed nominee is as at May 22, 2007.

(2)      Member of the Audit Committee.

(3)      Member of the Finance and Risk Management Committee.

(4)      Member of the Corporate Governance Committee.

(5)      Member of the Nominating and Compensation Committee.

(6)      Member of the Environment, Health and Safety and Operations
         Committee.

Amendments to Incentive Share Option Plan

The Corporation has an Incentive Share Option Plan (the "Share Option Plan" or "SOP") for the benefit of directors, officers, employees and consultants of the Corporation and its associated and affiliated companies. The terms of the current Share Option Plan are summarized in this Circular under "Equity Compensation Plans - Incentive Share Option Plan".

As a result of new rules affecting equity compensation plans introduced by the Toronto Stock Exchange ("TSX") in 2006, the TSX Company Manual requires that, unless an equity compensation plan provides for an amending procedure, including specific disclosure as to whether shareholder approval is required for amendments, shareholder approval will be required for each amendment to such plan. While this requirement was effective January 1, 2005, the TSX has permitted issuers to make certain types of amendments until June 30, 2007 where their equity compensation plans contained a general amendment provision (as is the case with the Corporation's Share Option Plan). After June 30, 2007, unless a specific amendment procedure has been approved by the shareholders and the TSX, all amendments will require shareholder approval, even amendments for minor "housekeeping" matters. Notwithstanding any specific amendment procedure, shareholder approval will always be required for certain types of amendments, such as a reduction in the exercise price or purchase price of an Option held by an insider of the Corporation or an increase in the maximum number of securities issuable under the SOP as a fixed percentage of the Corporation's issued and outstanding Common Shares.

The Board has approved certain amendments to the Share Option Plan to reflect the introduction of the new TSX rules together with certain other minor amendments of a conforming and clerical nature, subject to and conditional upon receipt of shareholder approval and the approval of the TSX. These amendments are reflected in the blacklined copy of the Share Option Plan attached as Schedule "F" to this Circular. The provisions of the material amendments to the SOP are summarized below. All capitalized terms which are used in this section and not otherwise defined shall have the meanings ascribed thereto in the Share Option Plan.


Black-Out Period Amendment
--------------------------

Section 2 of the Share Option Plan has been amended to permit the exercise of certain options which would otherwise have expired during or within 10 business days following a period in which trading in the Common

Shares is restricted by the policies of the Corporation (a "Blackout
Period"). The amendment to the Share Option Plan is intended to permit greater flexibility in the event that options granted under the Share Option Plan would otherwise expire during a Blackout Period by extending the expiry date of the option by an additional 10 business days following the end of the Blackout Period. The amendment adds subsection 2.3(c) to the SOP which reads as follows:

                   "2.3(c): In the event that the Expiry Date of any Option would otherwise occur during or within 10 Business Days following the end of a period in which the trading of the Common Shares is restricted by the policies of the Corporation (a "Blackout Period"), then the Expiry Date of such Option shall be extended to the date which is the tenth
                   (10th) Business Day following the expiration of the Blackout Period."

The addition of subsection 2.3(c) to the Share Option Plan is referred to in this Circular as the "Blackout Period Amendment".

Cashless Exercise Amendment
---------------------------

Section 2 of the Share Option Plan has been amended by adding to subsection 2.3(i) the words highlighted in bold and underlined below and by adding subsection 2.3(j) as a new clause at the end of subsection 2.3. The purpose of this amendment is to provide the Board with the flexibility to permit participants in the Share Option Plan to receive, without payment by the participant of any additional consideration, Common Shares equal to the value of the option (or the portion thereof) being exercised by surrender of the option to the Corporation. The text of these amendments is as follows:

                   "2.3(i): Except as set forth in Subsection 2.3(j), the exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable."

                   "2.3(j): In lieu of exercising an Option in accordance with Subsection 2.3(i), the Board may permit a Participant to elect to receive, without payment by the Participant of any additional consideration, Common Shares equal to the value of the Option (or the portion thereof being exercised) by surrender of the Option at the principal office of the Corporation, together with written notice reflecting such cashless exercise, in which event the Corporation shall issue to the Participant a number of Common Shares computed using the following formula:

                                      X =  Y (A - B)
                                           ---------
                                               A

                   Where:  X =   The number of Common Shares to be issued to the
                                 Participant pursuant to the cashless exercise;

                           Y = The number of Common Shares in respect of which the cashless exercise election is made;

                           A = The fair market value of one Common Share at the date of exercise of the Option; and

                           B =   The exercise price of the Option.

                   For the purposes of this Subsection, the fair market value of one Common Share as of a particular date shall be the volume weighted average trading price of one Common Share on the Toronto Stock Exchange over the period of 5 consecutive trading days ending on and including the last trading day prior to the particular date. Upon a cashless exercise in accordance with this Subsection, the number of Common Shares which may be issued under this Plan shall be reduced by the number of Shares referred to above as "X" and not the number referred to as "Y"."

The amendment to subsection 2.3(i) and the addition of subsection 2.3(j) to the Share Option Plan as set out above is referred to in this Circular as the "Cashless Exercise Amendment".

New Provisions Amendment
------------------------

The TSX strongly advises that equity compensation plans include detailed provisions that outline the types of amendments to the plan that require shareholder approval and those that a listed company can make without shareholder approval. The Board has determined that it is advisable to amend the Share Option Plan to include certain amending provisions required by the TSX and, in addition, to provide for certain additional matters where it is desirable to specify those amendments which will require shareholder approval. Accordingly, the Share Option Plan has been amended by adding subsection 3.1 (which sets out the amendments to the Share Option Plan that can be made by the Board without shareholder approval) and subsection 3.2 (which sets out the amendments to the Share Option Plan that specifically require shareholder approval). The text of these amendments is as follows:

                           "3.1: Subject to Section 3.2, the Board may, subject to the policies, rules, regulations and discretions of any stock exchange on which the Common Shares are from time to time listed and to the requirements of any other applicable regulatory authority, at any time and from time to time, without notice or shareholder approval, amend, suspend or terminate the Plan, or any portion thereof, or any Option granted hereunder, in such respects as the Board may consider advisable, provided that no Option previously granted to a Participant under the Plan shall be impaired. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without shareholder approval:

                           (a) Reduce the number of securities issuable under the Plan.

                           (b) Subject to subsection 3.2(c) below, increase or decrease the maximum number of Common Shares any single Participant is entitled to receive under the Plan.

                           (c) Any amendment pertaining to the vesting provisions of each Option.

                           (d) Any amendment to the terms of the Plan relating to the effect of termination, cessation of employment, disability or death of a Participant on the right to exercise Options.

                           (e) Any amendment pertaining to the assignability of grants of Options required for estate planning purposes.

                           (f) Increase the option period referred to in Subsections 2.3(c) and 2.3(f) of this Plan.

                           (g) Increase the exercise price or purchase price of any Option.

                           (h) Amend the process by which a Participant can exercise his or her Option, including the required form of payment for the Common Shares, the form of exercise notice and the place where such payments and notices must be delivered.

                           (i) Add and/or amend any form of financial assistance provision to the Plan.

                           (j) Add and/or amend a cashless exercise feature, payable in cash or Common Shares.

                           (k) Amend the eligibility requirements for Eligible Participants in the Plan.

                           (l)    Any amendment as may be necessary or
                                  desirable to bring the Plan into compliance with securities, corporate or tax laws and the rules and policies of any stock exchange upon which the Common Shares are from time to time listed.

                           (m)    Any amendment to add covenants of the
                                  Corporation for the protection of
                                  Participants, provided that the Board
                                  shall be of the good faith opinion that
                                  such additions will not be prejudicial to the rights or interests of the Participants.

                           (n) Any amendment not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions, which, in the good faith opinion of the Board, having in mind the best interests of the Participants, it may be expedient to make, provided that the Board shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants.

                           (o) Any such changes or corrections which, in the advise of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants."

                           "3.2: Notwithstanding any other provision of this Plan, none of the following amendments shall be made to the Plan without the approval of the shareholders (excluding, if necessary, the votes of securities held directly or indirectly by Insiders benefiting from such amendment):

                           (a) Amendments to the Plan which would increase the maximum number of Common Shares issuable under the Plan as a fixed percentage of the Outstanding Issue, otherwise than in accordance with Subsection 1.4(e) of this Plan.

                           (b) Amendments to the Plan which would result in a reduction in the exercise price or purchase price, or cancellation and reissue of Options to an Insider.

                           (c) Any amendment to the Plan to increase the maximum number of Common Shares that may be:

                                  (i)   issued to Insiders within any one year
                                        period, and

                                  (ii)  issuable to Insiders, at any time.

                                  under the Plan or, when combined with
                                  the Corporation's other security based
                                  compensation arrangements, which could exceed 10% of the Outstanding Issue, respectively.

                           (d) Any amendment to the Plan that extends the exercise period of an Option granted to an Insider beyond the original Expiry Date, otherwise than in accordance with Subsection 2.3(c) of this Plan.

                           (e) Any amendment to the Plan allowing awards granted under plans to be transferable or assignable other than for normal estate settlement purposes.

                           (f) Any amendment to the amending provisions of the Plan other than as permitted under the applicable rules and policies of the Toronto Stock Exchange or such other exchange upon which the Common Shares of the Corporation may be posted and listed for trading."

The addition of subsection 3.1 and subsection 3.2 to the Share Option Plan is referred to in this Circular as the "Amendment Provisions".

Shareholder Approval
--------------------

As required by the rules of the TSX, shareholders of the Corporation will be asked at the Meeting to consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, the Blackout Period Amendment, the Cashless Exercise Amendment and the addition of the Amendment Provisions, together with certain other minor amendments of a conforming and clerical nature to the Share Option Plan adopted by the Board. The resolution shareholders will be asked to approve at the Meeting is as follows:

WHEREAS the Board of Directors of the Corporation has approved, subject to and conditional upon receipt of shareholder approval and the approval of the Toronto Stock Exchange, certain amendments to the Corporation's Incentive Share Option Plan as described in the Corporation's management information circular dated May 23, 2007 (the "Circular") under the heading "Business of the Meeting - Amendments to Incentive Share Option Plan" and reflected in the copy of the Corporation's Incentive Share Option Plan attached as Schedule "F" to the Circular (the "Plan Amendments");

AND WHEREAS shareholders of the Corporation wish to approve, confirm and ratify the Plan Amendments;

NOW THEREFORE BE IT RESOLVED THAT:

1. the Plan Amendments be and are hereby approved, confirmed and ratified; and

2. any one director or officer of the Corporation be and is hereby authorized and directed to execute and deliver on behalf of the Corporation all such documents and instruments and to do all such other acts and things as in his opinion may be necessary or desirable in connection with the foregoing.

To be approved, the above resolution must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution, other than votes attaching to Common Shares beneficially owned by insiders of the Corporation to whom stock options may be granted under the Share Option Plan and associates of such insiders. Based on information furnished to the Corporation by insiders, the number of votes attaching to Common Shares beneficially owned by insiders and insiders' associates as of May 22, 2007 is 1,478,451 in the aggregate. Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote "For" the resolution.

                       EXECUTIVE AND DIRECTOR COMPENSATION

Compensation of Officers

The following table sets out information concerning the compensation paid during 2006, 2005 and 2004 to (a) each of the individuals who served as the chief executive officer or the chief financial officer of the Corporation during 2006; (b) each of the three most highly compensated executive officers of the Corporation, other than the chief executive officer and the chief financial officer, who were serving as executive officers at the end of 2006; and (c) each of the individuals who would have been included in (b) if they had been serving as an officer of the Corporation at the end of 2006 (the "Named Executive Officers").


                                       Summary Compensation Table

-------------------------------------------------------------------------------------------------------------------------
                                                 Annual Compensation                  Long Term Compensation Awards
-------------------------------------------------------------------------------------------------------------------------

                                                                                       Securities
                                                                     Other Annual     Under Options         All Other
            Name and                   Salary         Bonus(1)       Compensation      Granted(2)          Compensation
       Principal Position    Year       ($)             ($)              ($)               (#)                  ($)
------------------------------------------------------------------------------------------------------------------------
Todd Bruce(3)                2006       $500,000            NIL          $44,457             40,000          $33,333(5)
President and Chief          2005       $500,000        $90,000          $24,450            105,200                 NIL
Executive Officer            2004       $500,000       $250,000          $18,696            141,254                 NIL
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Daniel Hamilton(4)           2006       $246,167       $125,000          $11,798            132,300                 NIL
Chief Financial              2005       $204,000        $30,400          $11,087             26,400                 NIL
Officer                      2004       $204,000        $25,792           $1,577            105,000                 NIL
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Dr. Sadek El-Alfy            2006     US$228,000      US$90,000              NIL            107,500                 NIL
Vice-President               2005     US$228,000      US$36,000              NIL             36,000                 NIL
Operations                   2004     US$225,000      US$50,000        US$750(7)             50,000                 NIL
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Dr. Richard Spencer(6)       2006       $210,000       $105,000          $14,335            103,700                 NIL
Vice-President               2005       $210,000        $44,100          $12,794             40,100                 NIL
Exploration                  2004        $66,818            NIL           $2,799            115,000                 NIL
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Robert Crombie(8)            2006       $188,750        $95,000           24,271            101,900                 NIL
Vice-President               2005       $175,000        $30,400           13,952             26,400                 NIL
Corporate Development
   and Planning              2004       $175,000            NIL            3,696             80,000                 NIL
------------------------------------------------------------------------------------------------------------------------


------------------
         Notes:

(1) Bonuses are reported in the year in which they were earned, not the year in which they were paid. The bonuses for 2006 consist of an annual bonus and a special retention bonus.

(2)  Options for Common Shares granted during the year.

(3) Mr. Bruce resigned as President and Chief Executive Officer of the Corporation effective as of January 31, 2007 and was replaced by Gordon M. Thompson.

(4) Mr. Hamilton resigned as the Chief Financial Officer of the Corporation effective as of March 31, 2007. Mr. Crombie was appointed Interim Chief Financial Officer pending the appointment of Hemdat Sawh as Chief Financial Officer on May 17, 2007.

(5) Compensation paid on December 22, 2006 by the Corporation to the Named Executive Officer in respect of unused vacation time.

(6) Mr. Spencer was appointed Vice-President, Exploration of the Corporation effective as of October 1, 2004.

(7) Matching contribution made by Corporation to the Named Executive Officer's 401(k) Plan.

(8) Appointed Senior Vice-President, Corporate Development effective as of April 1, 2007.

Options Granted

The following table sets out information concerning options for Common Shares granted to the Named Executive Officers during 2006.


                       Option Grants During the Most Recently Completed Financial Year

------------------------------------------------------------------------------------------------------------------
                                                                        Market Value
                                        % of Total                     of Securities
                        Securities        Options                        Underlying
                      Under Options     Granted to     Exercise or     Options on the
                        Granted(1)     Employees in    Base Price       Date of Grant            Expiration
     Name                  (#)            Year(2)     ($/Security)       ($/Security)               Date
------------------------------------------------------------------------------------------------------------------

Todd Bruce (3)           40,000            3.00%        $3.45             $3.45                     June 22, 2016
------------------------------------------------------------------------------------------------------------------

Daniel Hamilton (4)      25,000(5)(6)      2.00%        $4.09             $4.09              November 30, 2011(5)
                         50,000(7)         4.00%        $4.09             $4.09                 November 30, 2011
                         22,300            2.00%        $4.09             $4.09                 November 30, 2011
                         10,000            1.00%        $2.87             $2.87                    August 9, 2007
                         25,000            2.00%        $3.13             $3.13                  February 2, 2011
------------------------------------------------------------------------------------------------------------------

Dr. Sadek El-Alfy        25,000(5)         2.00%        $4.09             $4.09              November 30, 2011(5)
                         50,000(7)         4.00%        $4.09             $4.09                 November 30, 2011
                         22,500            2.00%        $4.09             $4.09                 November 30, 2011
                         10,000            1.00%        $2.87             $2.87                    August 9, 2007
------------------------------------------------------------------------------------------------------------------

Dr. Richard Spencer      25,000(5)         2.00%        $4.09             $4.09              November 30, 2011(5)
                         50,000(7)         4.00%        $4.09             $4.09                 November 30, 2011
                         18,700            1.00%        $4.09             $4.09                 November 30, 2011
                         10,000            1.00%        $2.87             $2.87                    August 9, 2007
------------------------------------------------------------------------------------------------------------------

Robert Crombie           25,000(5)         2.00%        $4.09             $4.09              November 30, 2011(5)
                         50,000(7)         4.00%        $4.09             $4.09                 November 30, 2011
                         16,900            1.00%        $4.09             $4.09                 November 30, 2011
                         10,000            1.00%        $2.87             $2.87                    August 9, 2007
------------------------------------------------------------------------------------------------------------------


-------------------
Notes:

(1) Unless otherwise indicated, all options are exercisable immediately upon issuance.

(2) Options granted to the Named Executive Officers and employees who are not directors.

(3) Mr. Bruce resigned as President and Chief Executive Officer of the Corporation effective as of January 31, 2007 and was replaced by Gordon M. Thompson.

(4) Mr. Hamilton resigned as the Chief Financial Officer of the Corporation effective as of March 31, 2007. Mr. Crombie was appointed Interim Chief Financial Officer pending the appointment of Hemdat Sawh as Chief Financial Officer on May 17, 2007.

(5) The options shall only vest and become exercisable by the optionee in the event of a change of control of the Corporation (which includes the acquisition of ownership or control of or direction over more than 50% by value of the assets of the Corporation).

(6)  Options cancelled on resignation of Mr. Hamilton.

(7)  Options vest June 30, 2007.


Options Exercised

The following table sets out information concerning options exercised by the Named Executive Officers during 2006 and the value of unexercised options held by the Named Executive Officers as at December 31, 2006. The closing price of the Common Shares on the TSX on December 31, 2006 was $4.23.


                           Aggregated Option Exercises During the Most Recently Completed Financial Year
                                               and Financial Year-End Option Values

----------------------------------------------------------------------------------------------------------------------------------
                         Securities       Aggregate                                                  Value of Unexercised
                        Acquired on        Value               Unexercised Options                   in-the-Money Options
     Name               Exercise (#)     Realized ($)            at Year-End (#)                         at Year-End
----------------------------------------------------------------------------------------------------------------------------------

                                                            Exercisable   Unexercisable          Exercisable       Unexercisable
------------------------------------------------------------------------ ----------------------- ------------------- -------------

Todd Bruce(1)                 NIL             NIL             686,454             NIL              $751,403            NIL
------------------------------------------------------------------------ ----------------------- ------------------- -------------

Daniel Hamilton(2)            NIL             NIL             188,700            75,000            $154,476          $10,500
------------------------------------------------------------------------ ----------------------- ------------------- -------------

Dr. Sadek El-Alfy           236,000         570,720           318,500            75,000            $381,710          $10,500
------------------------------------------------------------------------ ----------------------- ------------------- -------------

Dr. Richard Spencer           NIL             NIL             183,800            75,000            $196,504          $10,500
------------------------------------------------------------------------ ----------------------- ------------------- -------------

Robert Crombie                NIL             NIL             228,300            75,000            $257,520          $10,500
------------------------------------------------------------------------ ----------------------- ------------------- -------------


--------------
Notes:

(1) Mr. Bruce resigned as President and Chief Executive Officer of the Corporation effective January 31, 2007 and was replaced by Mr. Gordon M. Thompson.

(2) Mr. Hamilton resigned as the Chief Financial Officer of the Corporation effective as of March 31, 2007. Mr. Crombie was appointed Interim Chief Financial Officer pending the appointment of Hemdat Sawh as Chief Financial Officer on May 17, 2007.


Employment Contracts

The Corporation has entered into employment agreements with each of the Named Executive Officers. Mr. Bruce and Mr. Hamilton terminated their employment agreements with the Corporation effective as of January 31, 2007, and March 31, 2007, respectively, and such contracts are no longer in force. Pursuant to an agreement effective as of January 31, 2007 between the Corporation and Mr. Bruce in connection with the termination of his employment agreement, Mr. Bruce is entitled to receive severance payments of: (i) $250,000 on January 31, 2007;
(ii) $500,000 payable in twelve equal monthly instalments from January 31, 2007 until January 31, 2008; and (iii) $750,000 on January 31, 2008 (collectively, the "Severance Payments"). In the event a change of control of the Corporation occurs, Mr. Bruce is entitled to receive all Severance Payments within 30 days.

The Corporation has entered into: (1) an employment agreement effective as of February 1, 2007 with Gordon M. Thompson to serve as President and Chief Executive Officer of the Corporation; (2) an employment agreement with Hemdat Sawh to serve as the Chief Financial Officer of the Corporation commencing on May 17, 2007; (3) an employment agreement effective as of March 15, 2007 with William A. Faust to serve as Senior Vice-President and Chief Operating Officer of the Corporation; (4) an employment agreement effective as of April 1, 2007 with Robert Crombie to serve as Senior Vice-President, Corporate Development of the Corporation; (5) an employment agreement effective as of January 1, 2007 with Richard Spencer to serve as Vice-President, Exploration of the Corporation; and (6) an employment agreement effective as of January 1, 2005 with Sadek El-Alfy to serve as Vice-President, Operations of the Corporation.

Under Mr. Thompson's employment agreement, he is entitled to receive an annual base salary of $500,000 and participate in the Corporation's benefit programs. Under the agreement, Mr. Thompson was granted options to purchase 400,000
Common Shares at an exercise price of $3.41, exercisable until February 1, 2012 and vesting as to one third on each of the first, second and third anniversary of the date of grant. In the event of a change of control of the Corporation, the options vest immediately. He is also eligible to receive an annual bonus up to a maximum target of 30% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the terms of the Share Option Plan. If his employment is terminated for disability, Mr. Thompson is entitled to continue to receive his annual base salary and benefits for a period of one year. If his employment is terminated for any reason other than disability or cause, Mr. Thompson is entitled to receive a lump sum payment equal to three times his annual base salary and a continuation of his benefits for a period of three years. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Thompson is entitled to receive: (a) a lump sum payment equal to his annual base salary; (b) an amount equal to the aggregate of: (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination; and (ii) his maximum target bonus for a period of one year; and (c) a continuation of his benefits for a period of one year.

Under Mr. Sawh's employment agreement, he is entitled to receive an annual base salary of $230,000 and participate in the Corporation's benefit programs. Under the agreement, Mr. Sawh was granted options to purchase 150,000 Common Shares at an exercise price of $4.79, exercisable for a period of five years and vesting as to one third on each of the first, second and third anniversary of the date of grant. In the event of a change of control of the Corporation, the options vest immediately. He is also eligible to receive an annual bonus up to a maximum target of 50% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the Share Option Plan equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment is terminated for disability, Mr. Sawh is entitled to continue to receive his annual base salary and benefits for a period of one year. In the event that his employment is terminated for any reason other than disability or cause, Mr. Sawh is entitled to receive a lump sum payment equal to two times his annual base salary and a continuation of his benefits for a period of two years. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Sawh is entitled to receive: (a) a lump sum payment equal to two times his annual base salary; (b) an amount equal to the aggregate of: (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination; and (ii) his maximum target bonus for a period of two years; and (c) a continuation of his benefits for a period of two years.

Under Mr. Faust's employment agreement, he is entitled to receive an annual base salary of US$275,000 and participate in the Corporation's benefit programs. Under the agreement, Mr. Faust was granted options to purchase 150,000 Common Shares at an exercise price of $4.87, exercisable for a period of ten years and vesting as to one third on each of the first, second and third anniversary of the date of grant. Mr. Faust was also concurrently granted options to purchase 43,429 Common Shares under the same terms. In addition, Mr. Faust was granted options to purchase 31,571 Common Shares at an exercise price of $4.86, exercisable until May 9, 2017. In the event of a change of control of the Corporation, the options vest immediately. He is also eligible to receive an annual bonus up to a maximum target of 50% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the Share Option Plan equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment is terminated for disability, Mr. Faust is entitled to continue to receive his annual base salary and benefits for a period of one year. In the event that his employment is terminated for any reason other than disability or cause, Mr. Faust is entitled to receive a lump sum payment equal to two times his annual base salary and a continuation of his benefits for a period of two years. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Faust is entitled to receive: (a) a lump sum payment equal to two times his annual base salary; (b) an amount equal to the aggregate of: (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination; and (ii) his maximum target bonus for a period of two years; and (c) a continuation of his benefits for a period of two years.

Under Mr. Crombie's employment agreement, he is entitled to receive an annual base salary of $230,000 and participate in the Corporation's benefit programs. He is also eligible to receive an annual bonus up to a maximum target of 30% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the Share Option Plan equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment is terminated for disability, Mr. Crombie is entitled to continue to receive his annual base salary and benefits for a period of one year. In the event that his employment is terminated for any reason other than disability or cause, Mr. Crombie is entitled to receive a lump sum payment equal to two times his annual base salary and a continuation of his benefits for a period of two years. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Crombie is entitled to receive: (a) a lump sum payment equal to two times his annual base salary; (b) an amount equal to the aggregate of: (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination; and (ii) his maximum target bonus for a period of two years; and (c) a continuation of his benefits for a period of two years.

Under Mr. Spencer's employment agreement, he is entitled to receive an annual base salary of $210,000 and participate in the Corporation's benefit programs. He is also eligible to receive an annual bonus up to a maximum target of 30% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the Share Option Plan equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment is terminated for disability, Mr. Spencer is entitled to continue to receive his annual base salary and benefits for a period of one year. In the event that his employment is terminated for any reason other than disability or cause, Mr. Spencer is entitled to receive a lump sum payment equal to 1.5 times his annual base salary and a continuation of his benefits for a period of 18 months. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Spencer is entitled to receive: (a) a lump sum payment equal to 1.5 times his annual base salary; (b) an amount equal to the aggregate of: (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination; and (ii) his maximum target bonus for a period of 18 months; and (c) a continuation of his benefits for a period of 18 months.

Under Mr. El-Alfy's employment agreement, he is entitled to receive an annual base salary of US$228,000 and participate in the Corporation's benefit programs. He is also eligible to receive an annual bonus up to a maximum target of 30% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the Share Option Plan equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment is terminated for disability, Mr. El-Alfy is entitled to continue to receive his annual base salary and benefits for a period of one year. In the event that his employment is terminated for any reason other than disability or cause, Mr. El-Alfy is entitled to receive a lump sum payment equal to two times his annual base salary and a continuation of his benefits for a period of 18 months. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. El-Alfy is entitled to receive: (a) a lump sum payment equal to 1.5 times his annual base salary; (b) an amount equal to the aggregate of: (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination; and (ii) his maximum target bonus for a period of 18 months; and (c) a continuation of his benefits for a period of 18 months.

Composition of the Nominating and Compensation Committee

The Nominating and Compensation Committee, composed of Messrs. Brown (Chair), Zullo and van't Hof, reviews and makes recommendations to the Board with respect to the compensation of the executive officers of the Corporation. This committee also recommends candidates for election to the Board, including the Chief Executive Officer.

Directors who are also members of management absent themselves from a meeting, or portion of a meeting, of the Board where such individual's compensation is discussed and refrains from voting in respect of the approval of such compensation.

Report on Executive Compensation

Executive compensation may be comprised of any combination of cash (in the form of salary and bonus), benefits and stock options.

Executive compensation is based on an evaluation of individual qualifications and performance, a comparison of compensation packages in peer group companies and the performance of the Corporation. A new executive compensation system was unanimously approved by the Board in December, 2004 and became effective January 1, 2005. The new system is based on the findings of Enns and Company and Towers Perrin, whose services were engaged to assist the Corporation in developing an executive compensation system appropriate for the Corporation's organizational structure. The objective of the exercise was to make executive compensation consistent with industry standards and practices. Under the system, executive compensation has three principal components: a base salary that is a function of industry norms and relevant experience; a cash bonus that is a function of achieving defined performance goals determined by the Compensation Committee; and a long-term incentive share option plan that is also a function of achieving such performance goals.

Performance Graph

The following performance graph compares the cumulative return to shareholders of the Corporation of an investment in Common Shares with the cumulative return to them of an investment in the Standard & Poor's/Toronto Stock Exchange Composite Index ("TSX Composite") and the Standard & Poor's/Toronto Stock Exchange Capped Gold Index ("TSX Gold") assuming an investment of $100 on December 31, 2001 and, where applicable, the reinvestment of dividends.

[GRAPHIC OMITTED]


-------------------------------------------------------------------------------------------------------------
Index                 Dec 31/01     Dec 31/02     Dec 31/03      Dec 31/04      Dec 31/05      Dec 31/06
-------------------------------------------------------------------------------------------------------------
Corporation                 $100        $83.81       $125.90        $154.68         $89.93        $152.16
-------------------------------------------------------------------------------------------------------------
TSX Composite               $100        $86.03       $106.93        $120.27        $146.61        $167.89
-------------------------------------------------------------------------------------------------------------
TSX Gold                    $100       $142.54       $161.94        $147.37        $178.91        $231.25
-------------------------------------------------------------------------------------------------------------

Compensation of Directors

Other than Mr. Thompson who receives no additional compensation for serving as a director, directors of the Corporation are compensated for their services as directors through a combination of annual fees, stock options and, in the discretion of the Board in certain circumstances, special payments.

The Corporation has entered into an agreement dated January 1, 2004 with Robert Fung to serve as Chair of the Board. Under the agreement, Mr. Fung receives annual compensation of $180,000 payable monthly in arrears. Mr. Fung is also eligible to receive an annual performance bonus of not less than US$100,000 at the discretion of the Board. In the event of a change of control of the Corporation which results in Mr. Fung's termination as Chairman of the Board, Mr. Fung is entitled to receive a lump sum payment equal to three times his annual compensation including the performance bonus described above.

Independent directors (in 2006, Messrs. Brown, Longden, Near, Oppenheimer, van't Hof and Zullo) receive an annual fee of US$20,000 payable, at the option of the Corporation, in Common Shares (see "Equity Compensation Plans - Directors Remuneration Plan"). Other than Mr. Thompson, all directors receive an annual grant of options to acquire 25,000 Common Shares.

With the exception of the Audit Committee, the Chair of a Board committee receives an additional annual grant of options to acquire 20,000 Common Shares and a member of a Board committee (other than the Chair) receives an additional annual grant of options to acquire 15,000 Common Shares. The Chair of the Audit Committee receives an additional annual grant of options to acquire 30,000 Common Shares and a member of the Audit Committee (other than the Chair) receives an additional annual grant of options to acquire 20,000 Common Shares. The options are granted immediately after the annual general meeting of shareholders of the Corporation in each year.

During 2006, Mr. van't Hof received cash compensation of $80,000 for acting as the lead director of the Board. The Corporation paid for health insurance costs for Mr. Oppenheimer in 2006 and included these fees as directors' expenses. Total expenses reimbursed to directors in 2006 were $54,708 (US$46,704).

Directors and Officers Insurance

The Corporation maintains directors and officers liability insurance for itself and its directors and officers. Under the insurance policy, the Corporation is entitled to be reimbursed, subject to a deductible of US$150,000, for indemnity payments made by it to its directors and officers for losses suffered by them and the directors and officers are entitled to be reimbursed for losses suffered by them if they are not indemnified by the Corporation. The policy has a limit of US$15,000,000 per occurrence. The annual premium payable by the Corporation under the policy is US$295,000.

               INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the individuals who are or were during 2006 directors or executive officers of the Corporation or are proposed nominees for election as directors of the Corporation and their respective associates and affiliates is or at any time since the beginning of 2006 was indebted to the Corporation or any of its subsidiaries.

                           EQUITY COMPENSATION PLANS

As at the end of the Corporation's most recently completed financial year, the Common Shares that were authorized for issuance under the Corporation's equity compensation plans are set out below.


                                       Equity Compensation Plan Information

-------------------------------------------------------------------------------------------------------------------------------
                                   Number of securities       Weighted-average         Number of securities remaining
                                      to be issued            exercise price of        available for future issuance
                                   upon exercise of          outstanding options,      under equity compensation plans
                                   outstanding options,         warrants and           (excluding securities reflected
Plan Category                      warrants and rights (a)       rights (b)                in column (a)) (c)
-------------------------------------------------------------------------------------------------------------------------------
Equity Compensation plans              11,394,085                   $2.80                      8,410,436
approved by securityholders
      (Category 1)
-------------------------------------------------------------------------------------------------------------------------------
Equity Compensation plans             Not Applicable            Not Applicable              Not Applicable
not approved by securityholders
      (Category 2)
-------------------------------------------------------------------------------------------------------------------------------
                         Total         11,394,085                   $2.80                      8,410,436
-------------------------------------------------------------------------------------------------------------------------------

The numbers in Category 1 refer to the SOP and the Directors' Remuneration Plan (the "DRP") details of which are contained below.

Incentive Share Option Plan

Background

The shareholders of the Corporation approved the SOP of the Corporation in June 2002. Shareholders also approved an amendment to the SOP in June 2005 to increase the maximum number of Common Shares issued and issuable under the SOP.

The purpose of the SOP is to provide additional economic incentive to the directors, officers, employees and consultants of the Corporation and its associated and affiliated companies ("eligible persons"), to encourage stock ownership by eligible persons, to increase the proprietary interest of eligible persons in the success of the Corporation and to assist the Corporation and its subsidiaries in attracting talented new directors, officers and employees. The Board or the Nominating and Compensation Committee administers the SOP.

2005 Amendment of SOP

On June 24, 2005, the shareholders approved an amendment to the SOP to change the maximum number of Common Shares issued and issuable thereunder from 13,500,000 to 10% of the issued and outstanding Common Shares from time to time. The purpose of the change was to facilitate the use of options to assist the Corporation in attracting and retaining experienced and skilled employees. In 2004, the Corporation commenced a program of granting options to employees at its Venezuelan operations. This program remains in place and the Corporation expects that this program will continue in the future.

Pursuant to TSX rules and regulations, the number of Common Shares available for future grant of options under the SOP must be approved by the Board, including a majority of the unrelated directors, and the shareholders of the Corporation every three years, commencing in 2008.

Summary of Material Terms

The maximum number of Common Shares issued and issuable under the SOP is currently 26,129,891, being 10% of the number of issued and outstanding Common Shares as at May 22, 2007. The maximum number of Common Shares issuable to any one person at any time under the SOP is 5% of the Common Shares outstanding at that time on a non-diluted basis. The maximum number of Common Shares issued or issuable to insiders at any time under the SOP and any other share compensation arrangement of the Corporation is 10% of the Common Shares outstanding at that time on a non-diluted basis.

The exercise price and the vesting and exercise periods of options granted under the SOP are determined at the time of grant. The exercise price of an option may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of grant. All options must be exercised no later than 10 years after the date of grant. If the holder of an option ceases to be an eligible person for any reason (including termination of their employment with the Corporation for cause), unless otherwise determined or provided in an employment agreement between the holder and the Corporation, all unvested options held by the holder expire and all vested options held by the holder must be exercised, in the case of death, within the lesser of the remainder of the exercise period and 12 months after the holder ceased to be an eligible person and, in all other cases, during the remainder of the exercise period.

Subject to approval of the proposed Cashless Exercise Amendment, the exercise price of each Common Share purchased under an option must be paid in full at the time that the option is exercised. The Corporation does not provide financial assistance to holders of options to facilitate the purchase of Common Shares on the exercise of their options.

Options granted under the SOP may be transferred only on death and are exercisable during the lifetime of the holder only by the holder and after the death of the holder only by the holder's legal representative.

The Board may amend or terminate the SOP at any time subject to any required regulatory or other approvals. The maximum number of Common Shares issued and issuable under the SOP may not be increased without the approval of the shareholders of the Corporation. Under the rules of the TSX, the shareholders of the Corporation, excluding shareholders who are also insiders of the Corporation, must approve any reduction in the exercise price or any extension of the term of outstanding options under the SOP. No amendment or termination of the SOP may change any rights of a holder of options without the consent of the holder. The Board made a number of minor housekeeping amendments to the SOP effective as of January 1, 2005. None of these amendments were material or required shareholder approval.

SOP Activity

The following table sets out SOP activity from December 31, 2005 to May 22, 2007.


                                    Maximum Number of
                                  Common Shares Issued           Common Shares          Common Shares
                                   and Issuable under            Issuable Under         Available for
                                         the SOP               Outstanding Options     Future Grant(1)
                                ---------------------      -----------------------   ------------------

Balance - December 31, 2005                20,803,631                11,327,394              8,701,237
Increase in 2006                            1,417,690                         -              1,417,690
Options granted in 2006                             -                 1,773,400            (1,773,400)
Options cancelled in 2006                           -                  (64,909)                 64,909
Options exercised in 2006                           -               (1,641,800)                      -
                                ----------------------     ---------------------     ------------------
Balance - December 31, 2006                22,221,321                11,394,085              8,410,436
Increase in 2007                            3,908,570                         -              3,908,570
Options granted in 2007                             -                   867,004              (867,004)
Options cancelled in 2007                           -                  (62,000)                 62,000
Options exercised in 2007                           -                 (745,600)                      -
                                ----------------------     ---------------------     ------------------
Balance - May 22, 2007                     26,129,891                11,453,489             11,514,002
                                ----------------------     ---------------------     ------------------

-----------------

Note:

(1) The maximum number of Common Shares issued and issuable under the SOP less all Common Shares issued under previously exercised options and issuable under outstanding options.


Summary Information

The following table sets out summary information with respect to the SOP as at May 22, 2007.


    Maximum Number of
  Common Shares Issued                      Common Shares                Common Shares                      Common Shares
   and Issuable Under                        Issued Under                Issuable Under                     Available for
        the SOP                            Exercised Options           Outstanding Options                  Future Grant(1)
 -----------------------               --------------------------    --------------------------         -----------------------

                       % of                             % of                            % of                            % of
                   Common Share                      Common Share                      Common                          Common
        #            Capital               #           Capital             #         Share Capital         #        Share Capital
------------      --------------       ---------    --------------     ---------    --------------     --------     -------------

  26,129,891(2)        10%            6,677,608          2.6%          11,453,489        4.4%          11,514,002        4.4%


----------------

Notes:

(1) The maximum number of Common Shares issued and issuable under the SOP less all Common Shares issued under previously exercised options and issuable under outstanding options.

(2)  As at May 22, 2007.

Directors' Remuneration Plan

Background

The shareholders of the Corporation approved the DRP of the Corporation in December 1998.

The DRP is administered by the Nominating and Compensation Committee. The purpose of the DRP is to provide for the issue of Common Shares to the directors of the Corporation and its associated and affiliated companies in lieu of cash compensation payable to them in respect of their service as directors of the Corporation and its associated and affiliated companies.

Summary of Material Terms

The maximum number of Common Shares issued and issuable under the DRP is currently 600,000. The maximum number of Common Shares issued or issuable to insiders at any time under the DRP and any other share compensation arrangement of the Corporation is 10% of the Common Shares outstanding at that time on a non-diluted basis.

The issue price per share of any Common Shares issued under the DRP may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of issue.

The Board may amend or terminate the DRP at any time subject to any required regulatory or other approvals. The maximum number of Common Shares issued and issuable under the DRP may not be increased without the approval of the shareholders of the Corporation. The Board made a number of minor housekeeping amendments to the DRP effective as of January 1, 2005. None of these amendments were material or required shareholder approval.

Directors' Remuneration Plan Activity

The following table sets out the DRP activity from December 31, 2005 to May 22, 2007.


-------------------------------------------------------------------------------------------------------------------
                                       Maximum Number of
                                     Common Shares Issued                                     Common Shares
                                         and Issuable               Common Shares             Available for
                                         Under the DRP                 Issued                 Future Issue (1)
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Balance - December 31, 2005                600,000                    365,681                     234,319
-------------------------------------------------------------------------------------------------------------------
Common Shares issued in 2006                     -                     19,170                     (19,170)
-------------------------------------------------------------------------------------------------------------------
Balance - December 31, 2006                600,000                    384,851                     215,149
-------------------------------------------------------------------------------------------------------------------
Common Shares issued in 2007                     -                     16,578                     (16,578)
-------------------------------------------------------------------------------------------------------------------
Balance - May 22, 2007                     600,000                    401,429                     198,571
-------------------------------------------------------------------------------------------------------------------

---------------
Note:

(1) The maximum number of Common Shares issued and issuable under the DRP less all Common Shares previously issued.


Summary Information

The following table sets out summary information with respect to the DRP as at May 22, 2007.


------------------------------------------------------------------------------------------------------------------
          Maximum Number of
        Common Shares Issued                                                           Common Shares
        and Issuable Under                       Common Shares                         Available for
              the DRP                               Issued                             Future Issue(1)
------------------------------------------------------------------------------------------------------------------
                          % of                               % of
                       Common Share                       Common Share                          % of Common
         #               Capital                #          Capital(1)              #             Share Capital
------------------------------------------------------------------------------------------------------------------
      600,000             0.23%              401,429          0.15%              198,571              0.08%
------------------------------------------------------------------------------------------------------------------

------------------

Note:

(1) The maximum number of Common Shares issued and issuable under the DRP less all Common Shares previously issued.


                             CORPORATE GOVERNANCE

The corporate governance practices of the Corporation are subject to the requirements of the United States Sarbanes-Oxley Act of 2002 ("SOX"), the rules of the United States Securities and Exchange Commission ("SEC") adopted pursuant to SOX, the rules of the American Stock Exchange ("AMEX") applicable to foreign private issuers, the TSX Company Manual and the guidelines and rules of the Canadian Securities Administrators. The Corporation believes that its corporate governance practices comply with all of these requirements, rules and guidelines applicable to the Corporation at this time.

Attached to this Circular as Schedule "A" is a copy of the Corporate Governance Statement of the Corporation in Form 58-101F1.

             INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise set out in this Circular, none of the informed persons of the Corporation or proposed nominees for election as directors of the Corporation and their respective associates or affiliates has any material interest, direct or indirect, in any transaction since the commencement of 2006 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

                          AUDIT COMMITTEE INFORMATION

The audit committee information required by Multilateral Instrument 52-110 is located in the Corporation's Annual Information Form for the period ended December 31, 2006 under the heading "Audit Committee."

            INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out in this Circular, none of the individuals who are or were at any time since the beginning of 2006 directors or executive officers of the Corporation or are proposed nominees for election as directors of the Corporation and their respective associates and affiliates has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors.

                             MANAGEMENT CONTRACTS

No management functions of the Corporation or any of its subsidiaries are to any substantial degree performed by any person other than the directors and executive officers of the Corporation.

                                 OTHER MATTERS

Shareholder Proposals

Shareholders must submit any shareholder proposal that they wish to be considered at the annual meeting of shareholders of the Corporation to be held in 2008 no later than December 31, 2007.

Glossary

The terms "affiliate", "associate", "insider" and "senior officer" used in this Circular have the meanings given to them in the Securities Act (Ontario). The terms "executive officer" and "informed person" used in this Circular have the meanings given to them in National Instrument 51-102 issued by the Canadian Securities Administrators.

Additional Information

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Shareholders may obtain copies of the annual report of the Corporation including the audited consolidated financial statements of the Corporation and related MD&A for the year ended December 31, 2006 by contacting the Senior Vice-President, Corporate Development, Crystallex International Corporation, Suite 1210, 18 King Street East, Toronto, Canada M5C 1C4.

                                BOARD APPROVAL

The contents and the sending of this Circular have been approved by the Board of Directors.

DATED: May 23, 2007.

                                    BY ORDER OF THE BOARD OF DIRECTORS


                                    "Gordon M. Thompson"
                                    ---------------------------------
                                    Gordon M. Thompson,
                                    President and Chief Executive Officer

                                   Schedule A

                        CORPORATE GOVERNANCE DISCLOSURE

This Statement sets out the principal corporate governance practices of Crystallex International Corporation ("Corporation") as required by National Instrument 58-101 "Disclosure of Corporate Governance Practices." The documents referred to in this Statement may be viewed in electronic format at www.sedar.com or the Corporation's website at www.crystallex.com.

Board of Directors

Disclosure Concerning Director Independence

The Corporate Governance Committee has assessed the independence of each of the directors and reported the results of its assessment to the Board. Based on the report of the Corporate Governance Committee and the application of the criteria set out in the National Instrument 52-110 "Audit Committees" as reflected in the Policy on Independence of Directors, the Board has determined that five of the eight current directors are independent: Messrs. Brown, Longden, Near, van't Hof and Zullo.

The following sets out the directors who are not independent and describes the basis for that determination:

         Robert A. Fung serves as Chair of the Board. He is an employee of Orion Securities Inc., an investment dealer that has acted as agent or underwriter in connection with securities offerings by the Corporation and provides financial advisory services to the Corporation. Mr. Fung is not independent.

         Gordon M. Thompson is currently the President and Chief Executive Officer of the Corporation. Because of his employment by the Corporation, Mr. Thompson is not independent.

         Marc J. Oppenheimer served as President and Chief Executive Officer of the Corporation from February 1995 to September 2003 and as Vice Chair from September 2003 to April 2004. Mr. Oppenheimer is not independent.

The independent directors hold meetings or portions thereof at which non-independent directors and members of management are not present on an as needed basis and regularly hold meetings with the non-independent Chair of the Board, without management present. There were three meetings of the independent directors with the non-independent Chair present, without management present, held since the beginning of the Corporation's most recently completed financial year. There were no independent directors-only meetings held since the beginning of the Corporation's most recently completed financial year.

Since the chair of the board is not an independent director, the Board has appointed Mr. van't Hof as the lead director. The roles and responsibilities of the lead director are:

         (a) carries out the responsibilities of the Chair in the absence of the Chair and the Vice-Chair.

         (b) works with the Chair to facilitate a Board agenda that will enable the Board to successfully carry out its responsibilities.

         (c) is available to shareholders who have concerns that cannot be addressed through the Chair or the Chief Executive Officer.

         (d) schedules, sets the agenda for and chairs separate meetings of the independent directors.

         (e) acts as the principal interface between the Chair and other directors.

         (f) provides advice and counsel to the Chair and the Chief Executive Officer.

         (g) performs such other functions as may be reasonably requested by the Board or the Chair.

Attendance Record of Directors - 2006

Legend:  |X| = Present; x = Absent; c = Participated by Conference Call


---------------------------------------------------------------------------------------------------------------------------

Date of Meeting  Fung       Bruce      Brown        Longden      Near      Oppenheimer          van't Hof     Zullo
---------------------------------------------------------------------------------------------------------------------------

11/29/06         |X|        |X|        |X|          |X|          |X|       |X|                  |X|           C
---------------------------------------------------------------------------------------------------------------------------

11/14/06         C          C          C            C            C         C                    C             C
---------------------------------------------------------------------------------------------------------------------------

10/30/06         |X|        |X|        |X|          |X|          |X|       |X|                  |X|           C
---------------------------------------------------------------------------------------------------------------------------

08/11/06         |X|        |X|        C            X            X         C                    C             C
---------------------------------------------------------------------------------------------------------------------------

06/22/06         |X|        |X|        |X|          |X|          |X|       |X|                  |X|           |X|
---------------------------------------------------------------------------------------------------------------------------

06/21/06         |X|        |X|        |X|          |X|          |X|       |X|                  |X|           |X|
---------------------------------------------------------------------------------------------------------------------------

06/02/06         |X|        |X|        |X|          |X|          X         X                    C             C
---------------------------------------------------------------------------------------------------------------------------

05/11/06         |X|        |X|        |X|          |X|          C         |X|                  |X|           C
---------------------------------------------------------------------------------------------------------------------------

03/29/06         C          |X|        C            C            C         C                    |X|           C
---------------------------------------------------------------------------------------------------------------------------

02/08/06         |X|        |X|        |X|          |X|          |X|       |X|                  |X|           |X|
---------------------------------------------------------------------------------------------------------------------------


The following directors of the Corporation are presently a director of another reporting issuer:


-------------------------------------------------------------------------------------------------------------------------
Director                              Reporting Issuer                                   Jurisdiction(Exchange)
-------------------------------------------------------------------------------------------------------------------------
Marc J. Oppenheimer                   Glen Hawk Minerals Ltd.                            British Columbia (TSX-V)
                                      IDT Corporation                                    Delaware (NYSE)
-------------------------------------------------------------------------------------------------------------------------
Michael J. H. Brown                   Queenston Mining Inc.                              Canada (TSX)
                                      Afri-Can Marine Minerals Corporation               Canada (TSX-V)
                                      Canary Resources Inc.                              Delaware (OTC:Pink Sheets)
-------------------------------------------------------------------------------------------------------------------------
Johan C. van't Hof                    Tonbridge Power Inc.                               Ontario (TSX-V)
-------------------------------------------------------------------------------------------------------------------------
Robert A. Fung                        Tonbridge Power Inc.                               Ontario (TSX-V)
                                      Kingsway International Holdings Limited            Bermuda (TSX)
-------------------------------------------------------------------------------------------------------------------------

Board Mandate

The Board has adopted a Board of Director's Charter that, among other things, sets out the responsibilities of the Board. The full text of the Board of Director's Charter is attached to this Circular as Schedule "B".

Position Descriptions

The Board has developed a written position description for the Chair of the Board, the Chairs of each Board Committee and the Chief Executive Officer.

Orientation and Continuing Education

The Board has adopted procedures for the orientation and training of new directors. The orientation and training of new directors is overseen by the Nominating and Compensation Committee and the Corporate Governance Committee. New directors are typically provided with an information package concerning the Corporation, its properties and internal policies and meet with both the Board as a whole and individual directors to obtain additional information concerning the Corporation and its business.

The Corporation provides continuing education opportunities for all directors so that they can maintain or enhance their knowledge and understanding of the business of the Corporation and their responsibilities as directors. The directors receive regular briefings on recent developments in relation to corporate governance issues and financial matters from the external legal and financial advisors to the Corporation. The Board will consider requests of individual directors for approval to pursue continuing educational opportunities on a case by case basis.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics for all directors, officers, employees, their immediate families and where applicable, third parties engaged to represent the Corporation, which is a practical set of policies and standards intended to guide and influence behavior. The Code of Business Conduct and Ethics may be viewed in electronic format at www.sedar.com or the Corporation's website at www.crystallex.com, or can be obtained in paper format from the Corporation at: Crystallex International Corporation, Suite 1210, 18 King Street East, Toronto, Ontario, M5C 1C4, Canada.

The Board monitors compliance with the Code through an annual compliance review with the President and Chief Executive Officer.

There have been no material change reports filed in the past year that pertain to any conduct of a director or executive officer departing from the Code.

The Board requires directors to exercise independent judgment in considering agreements and transactions by requiring regular conflict declarations.

Nomination and Compensation of Directors

The Nominating and Compensation Committee is comprised of Messrs. Brown (Chair), Zullo and van't Hof, all of whom are independent.

As part of its mandate, the Nominating and Compensation Committee, in cooperation with the Corporate Governance Committee, is responsible for reviewing the size and effectiveness of the Board and making any recommendations for change to the Board. The Board will then determine the specific number of directors on the Board and as required consider qualified and suitable Board candidates who can contribute to the ongoing development of the Corporation. The Board has determined that the current number of directors is appropriate for the Corporation's current operations and enables the Board to perform its duties diligently and efficiently.

In addition, The Nominating and Compensation Committee reviews the adequacy and form of directors and officers compensation at least annually and reports any recommendations to the Board for consideration. As part of this review, the Committee must evaluate whether the compensation realistically reflects the responsibilities and risks involved in being an effective director or officer. The Committee also takes the state of the Company's financial position into account in assessing the adequacy of the compensation. Compensation may be in the form of stock options.

Other Board Committees

In addition to the Nominating and Compensation Committee, the Board has established four other permanent committees to assist it in carrying out its responsibilities: the Audit Committee, the Corporate Governance

Committee, the Finance and Risk Management Committee and the Environment, Health and Safety and Operations Committee.

Each Board committee has a charter setting out its composition, responsibilities and authority.

Other than the President and Chief Executive Officer, no member of management is a member of any Board committee. Members of management attend Board committee meetings at the invitation of the committee.

The function of each Board committee is set out below.

Audit Committee

The Audit Committee is comprised of Messrs. van't Hof (Chair), Longden and Near, all of whom are independent.

The role of the Audit Committee is to assist the Board in fulfilling its corporate governance and oversight responsibilities with respect to accounting and financial reporting processes, internal financial control structure, financial risk management systems and external audit function.

Corporate Governance Committee

The Corporate Governance Committee is comprised of Messrs. Brown (Chair) and Zullo, both of whom are independent.

The role of the Corporate Governance Committee is to assist the Board in fulfilling its responsibilities with respect to the composition and operation of the Board and Board committees and corporate governance standards and practices.

Finance and Risk Management Committee

The Finance and Risk Management Committee is comprised of Messrs. van't Hof (Chair), Brown, Thompson, Fung and Oppenheimer, the majority of whom are not independent.

The role of the Finance and Risk Management Committee is to assist the Board in fulfilling its policy and oversight responsibilities with respect to financial matters, including short- and long-term financings, issuances of securities, foreign currency, hedging and derivatives transactions, capital expenditures and long-term commitments and policies and guidelines for the investment of cash, and its oversight responsibilities with respect to non-financial risk management systems.

Environment, Health and Safety and Operations Committee

The Environment, Health and Safety and Operations Committee is comprised of Messrs. Longden (Chair), Brown, Thompson, Fung and Oppenheimer.

The role of the Environment, Health and Safety and Operations Committee is to assist the Board with respect to environment, health and safety matters arising out of the activities of the Corporation and to oversee the operations of the Corporation.

Assessments

The Nominating and Compensation Committee is responsible for at least annually, in cooperation with the Corporate Governance Committee, assessing the effectiveness of the Board and Board Committees and the competencies and skills of the directors and reporting the results of such assessments to the Board.

                                   Schedule B

                       CHARTER OF THE BOARD OF DIRECTORS


General

(1) The board of directors (Board) of Crystallex International Corporation (Corporation) is responsible for supervising the management of the business and affairs of the Corporation.

(2) The composition, responsibilities, and authority of the Board are set out in this Charter.

(3) This Charter and the by-laws of the Corporation and such other procedures, not inconsistent therewith, as the Board may adopt from time to time shall govern the meetings and procedures of the Board.


Composition

(1) The directors of the Corporation (Directors) should have a mix of competencies and skills necessary to enable the Board and Board committees to properly discharge their responsibilities.

(2) The Nominating and Compensation Committee annually (and more frequently, if appropriate) recommends to the Board candidates for election or appointment as Directors taking into account the Board's conclusions with respect to the appropriate size and composition of the Board and Board committees and the competencies and skills required to enable the Board and Board committees to properly discharge their responsibilities and the competencies and skills of the current Board.

         The Board approves the final choice of candidates.

         The shareholders of the Corporation elect the Directors annually.

(3) The Corporation has adopted a Policy on Independence of Directors. The purpose of the Policy is to:

         (a) set out the test that the Board will use to determine whether a Director is independent;

         (b) identify the criteria that the Board will use to assess whether a Director is independent; and

         (c) describe the disclosure that the Board will provide to shareholders of the Corporation with respect to its determination of the independence of Directors.

(4) The Board has resolved that, commencing with the annual meeting of shareholders to be held in 2005, a majority of the Directors will be independent.

(5) The Board will appoint a Chair and, if deemed appropriate, a Vice-Chair from among its members. If the Chair is not independent, the Board will designate one of the independent directors as the Lead Director. The Corporation has adopted position descriptions for the Chair, Vice-Chair and Lead Director.

(6)      The Secretary of the Corporation shall be secretary of the Board
         (Secretary).

Responsibilities

(1) The Board is responsible for supervising the management of the business and affairs of the Corporation and its subsidiary entities (Crystallex Group).

(2) In discharging their responsibilities, the Directors owe the following fiduciary duties to the Corporation:

         o a duty of loyalty: they must act honestly and in good faith with a view to the best interests of the Corporation; and

         o a duty of care: they must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

         In discharging their responsibilities, the Directors are entitled to rely on the honesty and integrity of the senior officers of the Corporation and the auditors and other professional advisors of the Corporation.

         In discharging their responsibilities, the Directors are also entitled to directors and officers liability insurance purchased by the Corporation and indemnification from the Corporation to the fullest extent permitted by law and the constating documents of the Corporation.

(3)      The Board has specifically recognized its responsibilities for:

         (a) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other senior officers of the Corporation and that the Chief Executive Officer and other senior officers of the Corporation create a culture of integrity throughout the Crystallex Group;

         (b) adopting a strategic planning process and approving annually (or more frequently if appropriate) a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Corporation;

         (c) overseeing the identification of the principal risks of the business of the Corporation and overseeing the implementation of appropriate systems to manage these risks;

         (d) overseeing the integrity of the internal control and management information systems of the Corporation;

         (e) succession planning (including appointing, training and monitoring the senior officers of the Corporation);

         (f)   adopting a disclosure policy for the Corporation; and

         (g) developing the approach of the Corporation to corporate governance.

(4) In addition to those matters which must by law be approved by the Board, the Board oversees the development of, and reviews and approves, significant corporate plans and initiatives of the Corporation, including the annual business plan and budget, major acquisitions and dispositions and other significant matters of corporate strategy or policy.

(5) To assist the Directors in discharging their responsibilities, the Board expects management of the Corporation to:

         (a) review and update annually (or more frequently if appropriate) the strategic plan and report regularly to the Board on the implementation of the strategic plan in light of evolving conditions;

         (b) prepare and present to the Board annually (or more frequently if appropriate) a business plan and budget and report regularly to the Board on the Corporation's performance against the business plan and budget; and

         (c) report regularly to the Board on the Corporation's business and affairs and on any matters of material consequence for the Corporation and its shareholders.

         Additional expectations are developed and communicated during the annual strategic planning and budgeting process and during regular Board and Board committee meetings.

(6) The Board considers that generally management should speak for the Corporation in its communications with shareholders and the public. The Corporation's investor relations personnel are required to respond to inquiries from shareholders and the public after review and discussion, as appropriate, by senior management and the Board or Board committees. The Corporation's investor relations personnel are available to shareholders by telephone, fax and e-mail. The Corporation maintains an investor relations section on its website. Presentations at investor conferences are posted promptly on the Corporation's website. They are also available on request. The Board reviews the Corporation's major communications with shareholders and the public.

(7) Directors are expected to attend Board meetings, meetings of Board committees of which they are members and the annual meeting of the shareholders of the Corporation. Directors are also expected to spend the time needed, and to meet as frequently as necessary, to discharge their responsibilities.

(8) Directors are expected to comply with the Code of Business Conduct and Ethics of the Corporation.

Authority

(1) The Board is authorized to carry out its responsibilities as set out in this Charter.

(2) The Board is authorized to retain, and to set and pay the compensation of, independent legal counsel and other advisors if it considers this appropriate.

(3) The Board is authorized to invite officers and employees of the Corporation and outsiders with relevant experience and expertise to attend or participate in its meetings and proceedings if it considers this appropriate.

(4) The Directors have unrestricted access to the officers and employees of the Corporation. The Directors will use their judgment to ensure that any such contact is not disruptive to the operations of the Corporation and will, to the extent not inappropriate, advise the Chair and the Chief Executive Officer of the Corporation of any direct communications between them and the officers and employees of the Corporation.

(5) The Board and the Directors have unrestricted access to the advice and services of the Secretary.

(6) The Board may delegate certain of its functions to Board committees, each of which will have its own Charter.

Meetings and Proceedings

(1) The Board shall meet as frequently as necessary but not less than five times each year.

(2)      Any Director or the Secretary may call a meeting of the Board.

(3) The Chair is responsible for the agenda of each meeting of the Board, including input from other Directors and the officers and employees of the Corporation as appropriate. Meetings will include presentations by management or professional advisors and consultants when appropriate and allow sufficient time to permit a full and open discussion of agenda items.

(4) Unless waived by all Directors, a notice of each meeting of the Board confirming the date, time, place and agenda of the meeting, together with any supporting materials, shall be forwarded to each Director at least three days before the date of the meeting.

(5) The quorum for each meeting of the Board is a majority of the Directors. In the absence of the Chair, the other Directors may appoint one of their number as chair of a meeting. The chair of a meeting shall not have a second or casting vote.

(6) The Secretary or his delegate shall keep minutes of all meetings of the Board, including all resolutions passed by the Board. Minutes of meetings shall be distributed to the Directors after preliminary approval thereof by the Chair.

(7) An individual who is not a Director may be invited to attend a meeting of the Board for all or part of the meeting.

(8) The independent Directors and the non-management Directors shall meet regularly alone to facilitate full communication.

Self Assessment

(1) The Board shall regularly assess its effectiveness with a view to ensuring that the performance of the Board accords with best practices.

(2)      The Board shall annually review and update this Charter as required.

                                   Schedule C

            COMPARISON TO CANADIAN CORPORATE GOVERNANCE REQUIREMENTS


 National Instrument 58-101F1 - Corporate Governance Disclosure, National Policy 58-201

-----------------------------------------------------------------------------------------------------------------------

  Required Disclosure NI 58-101 Fl               Relevant Guideline from NP 58-201                Compliance
-----------------------------------------------------------------------------------------------------------------------


1. Board of Directors                            Meaning of Independence/Composition
                                                 of the Board/Meetings of Independent
                                                 Directors
----------------------------------------------------------------------------------------------------------------------

1(a)-(g)                                         2.1; 3.1; 3.2; 3.3                                   Yes
----------------------------------------------------------------------------------------------------------------------
2. Board Mandate                                 Board Mandate
----------------------------------------------------------------------------------------------------------------------

2(a)                                             3.4(a)-(g); (i), (ii)                                Yes
----------------------------------------------------------------------------------------------------------------------

3. Position Descriptions                         Position Descriptions
----------------------------------------------------------------------------------------------------------------------

3(a)-(b)                                         3.5                                                  Yes
----------------------------------------------------------------------------------------------------------------------

4. Orientation and Continuing Education          Orientation and Continuing Education
----------------------------------------------------------------------------------------------------------------------

4(a) (i), (ii): (b)                              3.6; 3.7                                             Yes
----------------------------------------------------------------------------------------------------------------------

5. Ethical Business Conduct                      Code of Business Conduct and Ethics
----------------------------------------------------------------------------------------------------------------------

5(a) (i), (ii) & (iii); (c)                      3.8(a)-(f); 3.9                                      Yes
----------------------------------------------------------------------------------------------------------------------

6. Nomination of Directors                       Nomination of Directors
----------------------------------------------------------------------------------------------------------------------

6(a)-(c)                                         3.10; 3.11; 3.12(A)-(B); 3.13; 3.14(a)-(c)           Yes
----------------------------------------------------------------------------------------------------------------------

7. Compensation                                  Compensation
----------------------------------------------------------------------------------------------------------------------

7(a)-(d)                                         3.15; 3.16; 3.17 (a)-(c)                             Yes
----------------------------------------------------------------------------------------------------------------------

8. Other Board Committees
----------------------------------------------------------------------------------------------------------------------

n/a                                              n/a                                                  Yes
----------------------------------------------------------------------------------------------------------------------

9. Assessments                                   Regular Board Assessments
----------------------------------------------------------------------------------------------------------------------

n/a                                              3.18 (a)-(b)                                         Yes
----------------------------------------------------------------------------------------------------------------------


                                   Schedule D

                          NOTICE OF CHANGE OF AUDITOR

                         [CRYSTALLEX GRAPHIC OMITTED]


                                                April 10, 2007

Deloitte & Touche LLP
Chartered Accountants
121 King Street, Suite 300
Toronto, Ontario M5H 3T9

Attention:   Ms. Susan Bennett, Partner, Assurance & Advisory Services

Dear Sirs/Mesdames:

             Re:      Notice of Change of Auditors

         Crystallex International Corporation (the "Company") hereby provides notice pursuant to section 4.11(5) of National Instrument 51-102 - Continuous Disclosure Obligations ("NI-51-102") of the resignation of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company. In connection therewith, we confirm that;

1. Pursuant to a notice delivered by Deloitte & Touche LLP to the Company, Deloitte & Touche LLP resigned on its own initiative from the office of auditor of the Company effective March 30, 2007, which resignation has been considered and accepted on behalf of the Company by the Company's Board of Directors.

2. There were no reservations, adverse opinions, qualified opinions, or denials of opinion contained in the auditors' reports on the annual financial statements of the Company for the two fiscal years preceding the date of this Notice.

3. There have been no reportable events, including disagreements, consultations and unresolved issues (as each of these terms is described in NI 51-102), in connection with the audits of the two most recent fiscal years.

         Kindly, review the contents of this Notice and prepare and deliver to the attention of the undersigned, a letter addressed to the Ontario Securities Commission, British Columbia Securities Commission, Alberta Securities Commission, The Manitoba Securities Commission, Nova Scotia Securities Commission, Securities Commission of Newfoundland and Labrador and the Autorite des marches financiers stating whether you: (i) agree; (ii) disagree, providing the reasons why, or (iii) have no basis to agree or disagree each of the above statements no later than April 19, 2007.


                                 CRYSTALLEX INTERNATIONAL CORPORATION

                                 By:      /s/Robert Crombie
                                        --------------------------
                                 Name:    Robert Crombie
                                 Title:   Senior Vice-President, Corporate
                                          Development

                                  Schedule E

                                AUDITOR LETTER

[DELOITTE GRAPHIC OMITTED]
                                                          Deloitte & Touche LLP
                                                          BCE Place
                                                          181 Bay Street
                                                          Suite 1400
                                                          Toronto ON M5J 2V1
                                                          Canada
                                                          Tel: 416-601-6150
                                                          Fax: 416-601-6610
                                                          www.deloitte.ca

April 13, 2007

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Commission of Newfoundland and Labrador
Autorite des marches financiers

Dear Sirs/Mesdames:

Crystallex International Corporation (the "Company")

We are providing this letter as requested by the Company pursuant to Section 4.11, paragraph (5) of National Instrument 51-102. We refer to the Notice of Change of Auditors dated April 11, 2007 prepared by the Company and delivered to us (the "Notice"). We have reviewed the Notice, and based on our knowledge of such information at this time agree with each of the statements contained in the Notice.

Yours very truly,

/s/ Deloitte & Touche LLP

Chartered Accountants
Licensed Public Accountants

                                   Schedule F

                          INCENTIVE SHARE OPTION PLAN








                      CRYSTALLEX INTERNATIONAL CORPORATION

                          INCENTIVE SHARE OPTION PLAN
                            as amended and restated
                              as of June 28, 2007

                          INCENTIVE SHARE OPTION PLAN


1.       GENERAL PROVISIONS

1.1      Interpretation

         For the purposes of the Plan, the following terms shall have the following meanings:

         (a) "affiliate", "associate" and "subsidiary" have the meanings ascribed to those terms in Section 1 of the Securities Act (Ontario);

         (b)   "Board" means the Board of Directors of the Corporation;

         (c) "Business Day" means a day on which banks are open for business in the City of Toronto, Ontario but does not include a Saturday, Sunday or holiday in the Province of Ontario.

         (d)   "Common Shares" means the Common Shares of the Corporation;

         (e)   "Corporation" means Crystallex International Corporation;

         (f) "Consultant" means an individual (including an individual whose services are contracted through a corporation the shares of which are beneficially owned, directly or indirectly, by the individual) with whom the Corporation or any of its subsidiaries has a contract for substantial services;

         (g)   "Director" means a director of the Corporation;

         (h) "Eligible Person" means a director, officer, employee, part-time employee or Consultant of the Corporation or any corporation that is an associate, affiliate or subsidiary of the Corporation;

         (i)   "Insider" means:

               (i) an insider as defined in Section 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation, and

               (ii) an associate of any person who is an insider by virtue of (i) above;

         (j) "Option" means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

         (k) "Outstanding Issue" at any time means the number of issued and outstanding Common Shares, on a non-diluted basis, at that time;

         (l) "Participant" means an Eligible Person to whom an Option has been granted;

         (m) "Plan" means this amended and restated Incentive Share Option Plan of the Corporation;

         (n) (m) "Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise; and

         (o) "Termination Date" means the date on which a Participant ceases to be an Eligible Person.

         Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

         The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

1.2      Purpose

         The purpose of the Plan is to advance the interests of the Corporation by providing Eligible Persons with additional economic incentive, encouraging stock ownership by Eligible Persons, increasing the proprietary interest of Eligible Persons in the success of the Corporation, encouraging Eligible Persons to remain with the Corporation, and attracting new employees and officers to the Corporation and its associates, affiliates and subsidiaries.

1.3      Administration

         (a) The Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors. If a committee is appointed for this purpose, all references to the Board will be deemed to be references to the committee.

         (b) Subject to the limitations of the Plan, the Board shall have the authority:

               (i) to interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable, and

               (ii) to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan including, without limitation, for the purpose of ensuring compliance with
                        Section 3.4 hereof, as it may deem necessary or advisable.

                  The Board's guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Corporation and all Eligible Persons.

         (c) If the Corporation enters into a transaction that results in a merger, amalgamation, plan of arrangement, consolidation, reorganization or other business combination pursuant to which the business of the Corporation is combined with that of any third party; a third party makes a take-over bid for the Corporation or the Corporation enters into a transaction that results in a third party acquiring all or substantially all of the assets of the corporation by way of purchase, lease or any other means, the Board may make such provisions for the protection of the rights of Participants as the Board in its discretion deems appropriate, including amending or waiving any restrictions applicable to the exercise of outstanding Options.

         (d) With the consent of the affected Participants, and subject to any required regulatory or other approval, the Board may amend or modify any outstanding Options in any manner.

1.4      Shares Reserved

         (a) The maximum number of Common Shares issued and issuable under the Plan at any time and from time to time shall be 10% of the Outstanding Issue.

         (b) The maximum number of Common Shares issuable to any one person at any time under the Plan shall not exceed 5% of the Outstanding Issue.

         (c) The maximum number of Common Shares issued or issuable to Insiders at any time under the Plan and any other Stock Compensation Arrangement shall not exceed 10% of the Outstanding Issue.

         (d) Any Common Shares subject to an Option that for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.

         (e) If there is a change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, or other corporate change, subject to any required regulatory approval, the Board shall make appropriate substitutions or adjustments in:

               (i) the number or kind of shares or other securities issued and issuable pursuant to the Plan, and

               (ii) the number and kind of shares subject to unexercised Options theretofore granted and in the exercise price of such Options,

               provided, however, that no substitution or adjustment shall obligate the Corporation to issue or sell fractional shares.

1.5      Limits with respect to Directors

         (a) Subject to Subsection 1.5(b), the maximum number of Options that may be granted to a Director under the Plan in respect of his service as a Director is: 50,000 upon his first election or appointment as a Director and 25,000 upon his re-election or re-appointment as a Director for any year thereafter.

         (b)   The limitation in Subsection 1.5(a) shall not apply to:

               (i) any Options that may be granted to a Director in respect of his service as any other type of Eligible Person;

               (ii) any Options that may be granted to a Director in respect of his service as the chair or a member of any committee of the Board; and

               (iii) any Options that may be granted to a Director in respect of his contribution as a Director that the Board considers exceptional and outside the scope of the contribution ordinarily expected of a Director.

2.       OPTIONS

2.1      Grants

         Subject to the provisions of the Plan, the Board shall have the authority to issue Options to Eligible Persons and to determine the limitations, restrictions and conditions, if any, in addition to those set forth in Sections 2.2 and 2.3, applicable to such grant and the exercise of such Options, including:

         (a) the nature and duration of any restrictions on the exercise of such Options or the sale or other disposition of Common Shares acquired upon exercise of such Options; and

         (b) the nature of the events, if any, and the duration of the period in which any Participant's rights in respect of Common Shares acquired upon exercise of an Option may be forfeited.

         An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

2.2      Exercise Price

         The Board shall establish the exercise price for each Option at the time such Option is granted. The exercise price of any Option granted by the Board shall not be less than the closing price of the Common Shares on the Toronto Stock Exchange on the trading day immediately preceding the date of the grant of the Option.

         The exercise price shall be subject to adjustment in accordance with the provisions of Subsection 1.4(e).

2.3      Exercise of Options

         (a) Subject to Subsections 2.3(c), (e) and (f), all Options granted by the Board shall expire and be of no further force or effect on the first to occur of: (i) the 10th anniversary of the date of the grant of the Option; and (ii) such earlier date as the Board may determine at the time of grant of the Option (the "Expiry Date").

         (b) The Board may determine when any Option will become exercisable and may determine that the Option shall be exercisable in instalments.

         (c) In the event that the Expiry Date of any Option would otherwise occur during or within 10 Business Days following the end of a period in which the trading of the Common Shares is restricted by the policies of the Corporation (a "Blackout Period"), then the Expiry Date of such Option shall be extended to the date which is the tenth (10th) Business Day following the expiration of the Blackout Period.

         (d) Options shall not be transferable by the Participant otherwise than on death by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant's legal representative.

         (e) Unless otherwise determined by the Board or provided in an employment agreement between the Corporation and the Participant, if any portion of an Option held by the Participant is not vested by the Termination Date, that portion of the Option shall expire and may not under any circumstances be exercised by the Participant. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant.

         (f) Unless otherwise determined by the Board, if a Participant ceases to be an Eligible Person for any reason other than death, each Option held by the Participant and vested on the Termination Date shall continue to be exercisable until the Expiry Date.

         (g) Subject to Subsection 2.3(a) and unless otherwise determined by the Board, if a Participant ceases to be an Eligible Participant by reason of death, each Option held by the Participant and vested on the Termination Date shall cease to be exercisable 12 months after the Termination Date.

         (h) Each Option shall be confirmed by an option agreement executed by the Corporation and by the Participant.

         (i) Except as set forth in Subsection 2.3(j), the exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

         (j) In lieu of exercising an Option in accordance with Subsection 2.3(i), the Board may permit a Participant to elect to receive, without payment by the Participant of any additional consideration, Common Shares equal to the value of the Option (or the portion thereof being exercised) by surrender of the Option at the principal office of the Corporation, together with written notice reflecting such "cashless" exercise, in which event the Corporation shall issue to the Participant a number of Common Shares computed using the following formula:

                                 X = Y (A - B)
                                 -------------
                                       A

               Where:   X =  The number of Common Shares to be issued to the
                             Participant pursuant to the cashless exercise;

                        Y = The number of Common Shares in respect of which the cashless exercise election is made;

                        A = The fair market value of one Common Share at the date of exercise of the Option; and

                        B =  The exercise price of the Option.

               For the purposes of this Subsection, the fair market value of one Common Share as of a particular date shall be the volume weighted average trading price of one Common Share on the Toronto Stock Exchange over the period of 5 consecutive trading days ending on and including the last trading day prior to the particular cashless exercise date. Upon a cashless exercise in accordance with this Subsection, the number of Common Shares which may be issued under this Plan shall be reduced by the number of Shares referred to above as "X" and not the number referred to as "Y".

3.       GENERAL

3.1      Amendments by the Board

         Subject to Section 3.2, the Board may, subject to the policies, rules, regulations and discretions of any stock exchange on which the Common Shares are from time to time listed and to the requirements of any other applicable regulatory authority, at any time and from time to time, without notice or shareholder approval, amend, suspend or terminate the Plan, or any portion thereof, or any Option granted hereunder, in such respects as the Board may consider advisable, provided that no option previously granted to a Participant under the Plan shall be impaired. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without shareholder approval:

         (a)   Reduce the number of securities issuable under the Plan.

         (b) Subject to subsection 3.2(c) below, increase or decrease the maximum number of Common Shares any single Participant is entitled to receive under the Plan.

         (c) Any amendment pertaining to the vesting provisions of each Option.

         (d) Any amendment to the terms of the Plan relating to the effect of termination, cessation of employment, disability or death of a Participant on the right to exercise Options.

         (e) Any amendment pertaining to the assignability of grants of Options required for estate planning purposes.

         (f) Increase the option period referred to in Subsection 2.3(c) and 2.3(f) of this Plan.

         (g)   Increase the exercise price or purchase price of any Option.

         (h) Amend the process by which a Participant can exercise his or her Option, including the required form of payment for the Common Shares, the form of exercise notice and the place where such payments and notices must be delivered.

         (i) Add and/or amend any form of financial assistance provision to the Plan.

         (j) Add and/or amend a cashless exercise feature, payable in cash or Common Shares.

         (k) Amend the eligibility requirements for Eligible Participants in the Plan.

         (l) Any amendment as may be necessary or desirable to bring the Plan into compliance with securities, corporate or tax laws and the rules and policies of any stock exchange upon which the Common Shares are from time to time listed.

         (m) Any amendment to add covenants of the Corporation for the protection of Participants, provided that the Board shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants.

         (n) Any amendment not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions, which, in the good faith opinion of the Board, having in mind the best interests of the Participants, it may be expedient to make, provided that the Board shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants.

         (o) Any such changes or corrections which, in the advise of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

3.2      Amendments Requiring Shareholder Approval

         Notwithstanding any other provision of this Plan, none of the following amendments shall be made to the Plan without the approval of the shareholders (excluding, if necessary, the votes of securities held directly or indirectly by Insiders benefiting from such amendment):

         (a) Amendments to the Plan which would increase the maximum number of Common Shares issuable under the Plan as a fixed percentage of the Outstanding Issue, otherwise than in accordance with Subsection 1.4(e) of this Plan.

         (b) Amendments to the Plan which would result in a reduction in the exercise price or purchase price, or cancellation and reissue of Options to an Insider.

         (c) Any amendment to the Plan to increase the maximum number of Common Shares that may be:

               (i)      issued to Insiders within any one year period, and

               (ii) issuable to Insiders, at any time. under the Plan or, when combined with the Corporation's other security based compensation arrangements, which could exceed 10% of the Outstanding Issue, respectively.

         (d) Any amendment to the Plan that extends the exercise period of an Option granted to an Insider beyond the original Expiry Date, otherwise than in accordance with Subsection 2.3(c) of this Plan.

         (e) Any amendment to the Plan allowing awards granted under plans to be transferable or assignable other than for normal estate settlement purposes.

         (f) Any amendment to the amending provisions of the Plan other than as permitted under the applicable rules and policies of the Toronto Stock Exchange or such other exchange upon which the Common Shares of the Corporation may be posted and listed for trading.

3.3      Termination

         The Board may terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory or other approval. No such termination shall alter or impair the Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant. If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force at the time of termination shall continue in effect during such time as the Options remain outstanding.

3.4      Compliance with Legislation

         The Plan, the grant and exercise of Options hereunder and the Corporation's obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Common Shares are listed for trading and to such regulatory and other approvals as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of any Common Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading.

         Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

3.5      Effective Date

         The Plan shall be effective upon the approval of the Plan by:

         (a) the Toronto Stock Exchange and any other exchange upon which the Common Shares of the Corporation may be posted and listed for trading; and

         (b) the shareholders of the Corporation, given by the affirmative vote of a majority of the votes attached to the Common Shares of the Corporation entitled to vote, and represented and voted at an annual or special meeting of the holders of such Common Shares held, among other things, to consider and approve the Plan.

3.6      Miscellaneous

         (a) Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to any required regulatory or other approval.

         (b) Nothing contained in the Plan or in any Option granted under the Plan shall give any Participant any interest or title in or to any Common Shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever other than as set forth in the Plan and upon the exercise of any Option.

         (c) The Plan does not give any Participant or Eligible Person the right or obligation to continue to serve as a director, officer or employee of the Corporation or any corporation that is an associate, affiliate or subsidiary of the Corporation. The awarding of Options to any Eligible Person is a matter to be determined solely in the discretion of the Board. The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the issue of Common Shares or any other securities in the capital of the Corporation.

         (d) No fractional Common Shares shall be issued upon the exercise of Options. If a Participant would become entitled to a fractional Common Share upon the exercise of an Option, the Participant shall only have the right to purchase the next lowest whole number of Common Shares and no payment or other adjustment shall be made with respect to the fractional Common Share disregarded.

                                                                     DOCUMENT 2

                      CRYSTALLEX INTERNATIONAL CORPORATION
           Suite 1210, 18 King Street East, Toronto, Ontario M5C 1C4

                          NOTICE OF ANNUAL AND SPECIAL
                            MEETING OF SHAREHOLDERS

TAKE NOTICE that an annual and special meeting of the shareholders of Crystallex International Corporation (the "Corporation") will be held at 9:30 a.m. (Toronto time) on Thursday, June 28, 2007 in the Windsor Ballroom, Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario M5C 1E9 for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2006 together with the auditors' report thereon;

2.       to elect directors of the Corporation;

3. to appoint auditors of the Corporation and to authorize the board of directors of the Corporation to fix their terms of engagement and remuneration;

4. to consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, certain amendments to the Corporation's Incentive Share Option Plan, as such amendments are described in the management information circular of the Corporation (the "Circular") accompanying and forming part of this Notice; and

5. to vote with respect to any amendments or variations to the foregoing matters and such other matters as may properly come before the meeting or any adjournment thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this Notice.

A copy of the annual report of the Corporation containing the audited consolidated financial statements of the Corporation for the year ended December 31, 2006 together with the auditors' report thereon accompanies this notice.

Shareholders are entitled to appoint a proxy to attend and act for and on behalf of them at the meeting. Shareholders who are unable to attend to the meeting in person and who wish to ensure that their common shares are voted at the meeting are requested to complete, sign and return the accompanying form of proxy in accordance with the instructions set out therein and in the accompanying Circular.

DATED: May 23, 2007.

                                        BY THE ORDER OF THE BOARD OF DIRECTORS

                                        "Gordon M. Thompson"

                                        Gordon M. Thompson
                                        President and Chief Executive Officer

                                                                     DOCUMENT 3

                      CRYSTALLEX INTERNATIONAL CORPORATION
           Suite 1210, 18 King Street East, Toronto, Ontario M5C 1C4
                           Telephone: (416) 203-2448

                                     PROXY


This proxy is solicited by management of Crystallex International Corporation (the "Corporation") for the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held at 9:30 a.m. (Toronto time) on Thursday, June 28, 2007 in the Windsor Ballroom, Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario M5C 1E9. The undersigned shareholder of the Corporation appoints Gordon M. Thompson, President and Chief Executive Officer of the Corporation, or failing him, Robert Crombie, Senior Vice-President, Corporate Development of the Corporation, or in place of either of them, _______________________, as proxy of the undersigned, with full power of substitution, to attend and act for and on behalf of the undersigned at the Meeting and any adjournment thereof. The undersigned shareholder of the Corporation also revokes any proxy previously given by the undersigned in respect of the Meeting.


                                                                                 NOTES

1.   To elect as directors of the Corporation               1.    You may appoint a person (who need not be a
     the eight individuals identified as                          shareholder) other than the persons named above as
     management's proposed nominees in the                        your proxy to attend and act for and on behalf of you
     accompanying management information                          at the Meeting by striking out the names of the
     circular of the Corporation dated May 23,                    persons named above and inserting the name of the
     2007.                                                        other person in the blank space provided or by
                                                                  completing another appropriate form of proxy.
     VOTE FOR  _____    WITHHOLD FROM VOTING _____
                                                            2.    Your shares will be voted in accordance with your
2.   To appoint PricewaterhouseCoopers LLP,                       directions, including on any ballot that may be called
     Chartered Accountants, as auditors of the                    for at the Meeting. If no direction is given for a
     Corporation for the ensuing year and to                      particular matter, your shares will be voted "For"
     authorize the board of directors of the                      that matter.
     Corporation to fix their terms of
     engagement and remuneration.                           3.    Unless voting discretion is denied, if any amendments
                                                                  or variations to the matters identified in the Notice
     VOTE FOR _____     WITHHOLD FROM VOTING  _____               of Annual and Special Meeting are proposed at the
                                                                  Meeting or any adjournment thereof or if any other
3.   To consider and, if deemed advisable, to                     matters properly come before the Meeting or any
     pass a resolution approving, confirming                      adjournment thereof, this proxy confers discretionary
     and ratifying certain amendments to the                      authority to vote on such amendments or variations or
     Corporation's Incentive Share Option                         such other matters according to the best judgement of
     Plan, as such amendments are described in                    the person voting the proxy at the Meeting or any
     the accompanying management information                      adjournment thereof.
     circular of the Corporation dated May 23,
     2007.                                                  4.    This proxy will not be valid unless it is signed by
                                                                  you or by your attorney authorized in writing. In the
     VOTE FOR _____     VOTE AGAINST  _____                       case of a corporation, this proxy must be signed by a
                                                                  duly authorized officer or attorney of the
4.   To vote in the proxyholder's discretion                      corporation. If this proxy is not dated, it will be
     with respect to any amendments or                            deemed to bear the date on which it was mailed.
     variations to the foregoing matters and
     such other matters as may properly come                5.    This proxy ceases to be valid one year from its date.
     before the Meeting.
                                                            6.    To be effective, this proxy must be deposited with
     Voting discretion denied ______                              CIBC Mellon Trust Company's Proxy Department by mail
                                                                  using the return envelope accompanying the Notice of
                                                                  Annual and Special Meeting sent to CIBC Mellon Trust
                                                                  at P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by
                                                                  hand delivery to CIBC Mellon Trust at 320 Bay Street,
                                                                  Banking Hall Level, Toronto, Ontario M5H 4A6 or by
                                                                  facsimile to (416) 368-2502, in each case by no later
                                                                  than 48 hours (excluding Saturdays, Sundays and
                                                                  holidays) before the time of the Meeting or any
                                                                  adjournment thereof or be deposited with the chairman
                                                                  of the Meeting before the commencement of the Meeting
                                                                  or any adjournment thereof.


DATED ____________________, 2007.


----------------------------     -----------------------------------------
Signature of Shareholder         Name of Shareholder (please print)


                                 -----------------------------------------
                                  Address (if new)

                                 -----------------------------------------


                                                                     DOCUMENT 4

                      CIBC MELLON TRUST COMPANY | CIBC MELLON [GRAPHIC OMITTED]


May 31, 2007



jross@crystallex.com



Nova Scotia Securities Commission           Securities Commission of Newfoundland and Labrador

Alberta Securities Commission               The Manitoba Securities Commission

Ontario Securities Commission               British Columbia Securities Commission

Autorite des marches financiers


Dear Sirs:

RE:      CRYSTALLEX INTERNATIONAL CORPORATION

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on May 31, 2007:

             X  Proxy
             X  Notice of Meeting/Information Circular
             X  Supplemental Card

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.


Yours very truly,
CIBC MELLON TRUST COMPANY



Vijaya Murugaanandan
Associate Manager, Trust Central Services


pk\CM_Crystallex(B)

                                                                     DOCUMENT 5


CRYSTALLEX INTERNATIONAL                           REQUEST FOR INTERIM
CORPORATION                                        FINANCIAL STATEMENTS
Dear Shareholder:
                                                   To: CIBC Mellon Trust Company
As a shareholder of Crystallex International
Corporation, you are entitled to receive our       Please add my name to the Supplemental
interim financial statements.  If you wish to      Mailing List for Crystallex International
receive them, please either complete and return    Corporation and send me their interim finanicial
this card by mail or submit your request online    statements.
(see address below).  Your name will then be
placed on the Supplemental Mailing List
maintained by our Transfer Agent and Registrar,    (Please Print)
CIBC Mellon Trust Company.                         Name
                                                        ----------------------------------------
As long as you remain a shareholder, you will
receive this card each year and be required        Address
to renew your request to receive these                    --------------------------------------
interim financial statements.  If you have any
questions about this procedure, please             ---------------------------------------------
contact CIBC Mellon Trust Company by
phone at 1-800-387-0825 or (416) 643-5500          ---------------------------------------------
or at www.cibcmellon.com/investorinquiry.

We encourage you to submit your request online     Postal Code/Zip Code
at www.cibcmellon.com/financialstatements                              -------------------------
Our Company Code Number is 1123B                                                       1123BSUPP

NOTE: Do not return this card by mail if you have submitted your request online.






                           CIBC Mellon Trust Company
                           P.O. Box 7010
                           Adelaide Street Postal Station
                           Toronto, Ontario
                           M5C 2W9

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   CRYSTALLEX INTERNATIONAL CORPORATION
                                 -------------------------------------------
                                                 (Registrant)

Date:  June 4, 2007              By:   /S/ ROBERT CROMBIE
       ---------------                 -------------------------------------
                                       Name:   Robert Crombie
                                       Title:  Senior Vice President, Corporate
                                               Development